SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (G) of The Securities Exchange Act of 1934

                         DR. ABRAVANEL'S FORMULAS, INC.

         NEVADA                                         95-4685068
    ------------                                    ------------------
(State of Incorporation)                 (I.R.S. Employer Identification Number)

124 SOUTH HUDSON AVENUE, LOS ANGELES, CA                          90004
-----------------------------------------                      ------------
Address of (Issuer's principal Executive offices                 (Zip code)


Issuer's Telephone Number: (213) 933-0163

Securities to be registered under Section 12(b) of the Act:

     None                                              None
Title of each class                        Name of each exchange on which
to be so registered                        each class is to be registered

           Securities to be registered under Section 12(g) of the Act:

                                Par $.001 Common

                                TABLE OF CONTENTS

                                                                           Page
ITEM 1.  DESCRIPTION OF BUSINESS

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
         PLAN OF OPERATION

ITEM 3.  DESCRIPTION OF PROPERTY

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
         AND CONTROL PERSONS

ITEM 6.  EXECUTIVE COMPENSATION

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
         TRANSACTIONS

ITEM 8.  LEGAL PROCEEDINGS

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS

ITEM 10. RECENT SALE OF UNREGISTERED SECURITIES

ITEM 11. DESCRIPTION OF SECURITIES

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13. FINANCIAL STATEMENTS

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH
         ACCOUNTANTS ON ACCOUNTING AND
         FINANCIAL DISCLOSURE

ITEM 15. FINANCIAL STATEMENTS AND INDEX
         TO EXHIBITS

SIGNATURES

ITEM 1 - DESCRIPTION OF BUSINESS

         Dr. Abravanel's Formulas, Inc., a Nevada corporation (the "Company") is a nutritional supplement development and marketing corporation. The Company was incorporated on April 28, 1998 and is headquartered at 124 South Hudson Avenue, Los Angeles, CA 90004.

INTRODUCTION AND BACKGROUND

         The company has developed products under the guidance of its Chairman and President, Elliot Abravanel, MD specifically for the reduction or elimination of cravings in people. Dr. Abravanel believes that if a person's cravings are reduced or eliminated, several benefits may result. Furthermore, by reintroducing certain missing nutrients provided by plant derived colloidal minerals, amino acids, vitamins, and certain herbs in the right amounts and proportions, persons with physical or psychological health concerns may benefit. Dr. Abravanel also believes it is the lack of these specific nutrients that give rise to cravings that could result in many physical and psychological disorders which include the following:

/bullet/ Weight problems
/bullet/ Greater susceptibility to stress
/bullet/ Mental and physical health problems
/bullet/ Drug and alcohol dependency

         No scientific studies have been done on the Company's products, and the Company makes no health claims for disease treatment of any kind. However, many studies show that certain vitamin or mineral deficiencies produce certain negative influences. For example, in respected peer-reviewed journals, copper deficiencies have been shown to increase hair loss, chromium deficiency - sugar cravings, and so on. All of the company's supplemental formulas provide general benefits which may result in the following:

/bullet/ Greater energy
/bullet/ Greater alertness
/bullet/ Reduced aches and pains
/bullet/ A feeling of contentment or steadiness
/bullet/ Reduction or elimination of cravings

         Dr. Abravanel believes the Company's products have enormous general appeal and in most cases are significantly different from other nutritional supplements on the market because they are:

/bullet/ Aimed toward reducing or eliminating craving.
/bullet/ The minerals which are a key ingredient are colloidal and plant derived vs. metallic or chelated (as in the vast majority of supplements) thus are believed to be more effectively and readily absorbable by the body.
/bullet/ In most cases, discernable benefits can be noticed by most people in a short period of time making it more likely that clients will continue their use.
/bullet/ Each formula provides necessary amino acids, vitamins, minerals and herbs (when necessary) for convenient consumption so that one product instead of several has to be ingested.
/bullet/ A complementary Men's and Women's herbal formula will be introduced in the future to provide additional benefits.

         The Company's focus is on developing a monthly program versus one-time orders; and therefore making it easier for the consumer to continue the use of the Company's products.

         All of the Company's supplement formulas are designed to assist in the reduction or elimination of various cravings. The Company intends to initially offer the following three formulas; however, the Company may choose to change the names of the products prior to introducing them into the market place:

1. DR. ABRAVANEL'S SPECIAL FORMULA FOR WEIGHT LOSS for those who want to lose weight.

1. DR. ABRAVANEL'S SPECIAL FORMULA FOR VIBRANT HEALTH, a general formula providing benefits of greater energy, greater alertness, less aches and pains, a feeling of contentment or steadiness, designed for those who do not need to lose weight.

3. DR. ABRAVANEL'S SPECIAL FORMULA FOR MEAL REPLACEMENT. A special formula to replace one meal a day. This formula contains a natural formulation of plant-derived minerals and other nutrients, designed to reduce cravings for sweets, starches and greasy foods.

         The Company intends to use a wide range of marketing approaches with a primary focus on direct response radio commercials, newspaper and magazine advertisements, Internet and telemarketing sales and seminars with Dr. Abravanel or one of the company's representatives. In addition, the Company may choose to operate Kiosks in high foot traffic areas such as malls. Television and radio commercials or infomercials may be used as well.

         The Company may also develop a referral reward program. This will allow customers to benefit financially by referring people to the company's product line. The Company is not a multi-level or network marketing Company, however, it may fall under laws and regulations governing network marketing due to its reward program. The Company may elect to become a network or multi-level marketing company in the future.

         The Company will receive revenues from the direct sale of its products. The Company may elect to license its product line by private label to other nutrition companies, physicians for in office sales, or network marketing companies.

         The Company expects to work with experts in various advertising and direct marketing fields to design and develop promotional campaigns. Initially, the Company intends to contract out 800 or 900 telephone response sales to respected calling centers as well as using reputable fulfillment houses for delivery of the company's products to its customers.

         The company is in the final stages of product development of its initial line of supplements. The Company expects to have its initial products developed and ready for market in early 1999.

         Management believes that the Company's products are beneficial in that most people can easily notice the results, especially the reduction or elimination of various cravings and improved sense of well-being. The primary focus of the Company's business plan is to bring these impact products to market and introduce new life-enhancing products as they are developed.

AGREEMENTS WITH DR. ABRAVANEL & MR. DELOTT

         On April 28, 1998, the Company entered into a Transfer of Formula Agreement by which the Company owns 100% of the rights of all formulas it markets. These do not include, however, formulas that Dr. Abravanel has developed that the Company does not market. Nor does this agreement prohibit Dr. Abravanel from distributing his current and his future formulas that the Company does not own through other venues if he so desires. In exchange for granting worldwide ownership rights of the formulas to the Company, Dr. Abravanel and Mr. Delott received 10,000,000 shares of the Company's common stock. The Agreement also provided that Dr. Abravanel and Mr. Delott are to receive a payment totaling $50,000 and that they have the right to purchase an additional 1,500,000 shares of common stock at $.001 per share, which right they have exercised.

         The Company currently has 2 employees, Dr. Abravanel and Mr. Delott, both of whom are considered full time.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The Company was incorporated in the state of Nevada on April 28, 1998. and is not currently operational. The Company's principal activities to date have been the signing of the Technology Transfer Agreement with Dr. Abravanel and Mr. Delott and the raising of capital through the sale of shares of the Company's common stock. To date the Company has issued a total of 12,841,353 shares and received approximately $135,000.

         The Company believes that it has sufficient funds to commence its operations and that its current capital should enable the Company to operate for one year. The Company believes that in order to achieve its business goals that it will have to raise additional working capital within the next 12 months.

         The Company does not intend to do any significant product research, purchase or sell any plant or equipment and does not expect any significant changes in the number of employees.

ITEM 3 - DESCRIPTION OF PROPERTY

         The Company's office is currently located at the home of Dr. Abravanel, who does not charge the Company for rent. The Company intends to open an office when it commences operations and has sufficient revenues to pay rent.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

         As of November 1, 1998, the Company had 12,841,353 shares of its Common Stock issued and outstanding. The following table sets forth, as of November 1, 1998, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

                 Name and                     Amount and
                 address of                   nature of
Title of         beneficial                   beneficial             Percent of
class            Owner                        owner                  class

Common           Elliot Abravanel             5,750,000(1)             44.78%
                 124 South Hudson Avenue
                 Los Angles, CA 90004

Common           Mark Delott                  5,750,000(1)             44.78%
                 1946 Mansion Drive
                 Fairfield, IA 52556

All officers and
directors as a
group (2 persons)                            11,500,000                89.56%

--------------

(1) All the shares are owned directly by Mr. Abravanel and Mr. Delott and they are the Company' sole officers and directors.

         ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

         Directors and Executive Officers. The following Directors and Executive Officers have served in their respective capacities since the Company was incorporated.. None of the Directors hold similar positions in any reporting company.

         Elliot Abravanel, M.D., (age 56) has served as the Company's Chairman of the Board of Directors and President since it inception. For over the last 10 years, Dr. Abravanel has served in the following capacities: (1) Founder and president of Dr. Abravanel's Formulas, Inc., a vitamin and nutritional company which creates formulas for the promotion of health; (2) Co-founder of Body Type Services, Inc., a mail order business for disseminating the philosophy of body types for weigh control; (3) Founder and president of Skinny Schools Medical Centers, Inc., a nutrition oriented chain of weight control clinics; and (4) from 1992 to the present, co-founder and director of AmerAsia Trading Company, which is a trading company created to take advantage of the worldwide opportunities of trading between the United States and China.

         Mark Delott has served as a director, vice president, secretary and treasurer of the Company since its inception. From 1991 to the present, Mr. Delott has served as a private consultant raising venture capital for several companies. Mr. Delott served as vice president of Golden Sky Ventures from , 1994 to 1996 and as vice president of finance and a director of Infinicom International, Inc. from 1992 to 1994. Mr. Delott was also chairman of Arklow Associates, Inc., n/k/a Ultimate Cigar Company form 1996 to 1997.

ITEM 6 - EXECUTIVE COMPENSATION

The Company has paid no salaries, bonus, options or other compensation to its officers and directors. A compensation plan will be formulated at such time as the Company has adequate revenues or capital to pay such compensation. The Company does not compensate its Directors for their participation as directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On April 28. 1998, the Company entered into a Transfer of Formula Agreement pursuant to which the Company now owns 100% of the rights of all formulas it markets. These do not include, however, formulas that Dr. Abravanel has developed that the Company does not market. Nor does this agreement prohibit Dr. Abravanel from distributing his current and his future formulas that the Company does not own through other venues if he so desires. In exchange for granting worldwide ownership rights of the formulas to the Company, Dr. Abravanel and Mr. Delott received 10,000,000 shares of the Company's common stock. The Agreement also provides that Dr. Abravanel and Mr. Delott will receive a payment totaling $50,000. The Agreement further granted them the right to purchase an additional 1,500,000 shares of common stock at $.001 per share, which right they have exercised. The 1,5000,000 shares were issued pursuant to Rule 701 of the Securities Act of 1933, as amended (the "Act"). Shares issued pursuant to Rule 701, may become unrestricted 90 days after the effective date of the Form 10-SB registration statement. However, such shares are subject to the resale limitations of Rule 144 as promulgated under the Act. Rule 144 provides, in essence, that an officer or director of the Company holding unrestricted Common Stock may sell such securities during any three-month period, subject to certain exceptions, in amounts equal to the greater of one percent (1%) of the number of the Company's Common Stock outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks prior to the filing of the required Form 144. Rule 144 also permits, under certain circumstances, the sale of securities without any quantity limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period.

ITEM 8 - LEGAL PROCEEDINGS.

     The Company is not subject to any legal proceedings. The Company is unaware of any governmental authority that is contemplating any procedure to which the Company is a participant.

ITEM 9 - MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         To date there is no public trading market for the Company's securities. The Company intends to apply for inclusion of the Common Shares on the Over the Counter Electronic Bulletin Board. However, there can be no assurances that an active trading market will develop, even if the securities are accepted for quotation. Quotations on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

         Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future.

         The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

         The Company registrar and transfer agent is Alpha Tech Stock Transfer Company.

ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES

         In a series of transactions between April 1998 and September 1998, the Company issued common stock in several transactions.

         Pursuant to the Technology Transfer Agreement, on April 28, 1998, the Company issued 10,000,000 shares of "restricted" securities to Dr. Abravanel and Mark Delott as that term is defined in Rule 144. In addition, on August 26, 1998, the Company issued Dr. Abravanel and Mark Delott 1,500,000 shares of common stock pursuant to Rule 701 for $.001 per share.

         Between May and September 1998, the Company sold 1,341,353 Shares of its $.001 par value Common Stock at prices ranging from $0.1 - $0.20 per Common Share for an aggregate of approximately $133,000 to 30 investors. These investors purchased such securities pursuant to an exemption from registration according to Regulation D, Rule 504 (the "Private Offering"). There were no underwriters involved in the Private Offering and no commissions were paid nor discounts given to any individual. The Company relied on Section 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of said Act in the sale of its securities. All purchasers executed a Subscription Agreement indicating they have such knowledge and experience in financial and business matters that either alone or with a purchasers representative, they are capable of evaluating the merits and risks of the investment. No purchasers used a purchaser representative. None of the Company's Officers, Director or affiliates participated in the aforesaid sale of securities. The shares in the Rule 504 offering were sold to the following:

         Name of Shareholder                          Number of Shares Purchased

         Amazing Family Trust                                15,000
         Rodgers Badgett                                    264,120
         Charles Espy                                       100,000
         William Hurlin                                      61,000
         Jai Ram Corporation                                 30,000
         Robert Johnson                                      50,000
         David Kosene                                        33,127
         Charlie Lieb                                        78,500
         Eric Littman                                        35,000
         Meta Group                                         136,500
         Robert Rein                                        110,600
         Gary Spitz                                          10,000
         William Salerno                                     60,625
         Jack Don Abravanel                                  25,000
         Peter Berney                                        50,000
         Isabel J. Cantera                                    5,000
         Lane Cole                                            7,000
         Susan Colin                                        100,000
         Robin Costa                                         10,000
         Walter DeVasier                                      7,000
         Barbara Hedman                                      10,000
         Harris E. Kaplan                                     6,667
         Klemons Family L.P.                                 21,214
         Jayne Littman                                       10,000
         Adam Rein                                           10,000
         Rachel Rein                                         10,000
         Rebecca Simon                                       10,000
         Jialian Wei                                         25,000
         Jiazhen Wei                                         25,000
         Guibao Xu                                           25,000



         No underwriters were involved in any of the offerings and all current offerings of the Company's securities have been completed. The Company used the proceeds from the offerings for general working capital.

ITEM 11- DESCRIPTION OF SECURITIES

         The Company is authorized to issue up to 4 0,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of preferred stock, $.001 par value. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by Shareholders. The Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common

Shares can elect all the members of the Board of Directors. A majority vote is also sufficient for most other actions requiring the vote or concurrence of Shareholders. The Company's Officers and Directors as a group (two persons) own directly approximately 89.56% of the Issuer's capital stock. As such, these individuals will be in a position to constitute a majority of the Shareholders at any vote of shareholders including the election of Directors.

         All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefore. It is anticipated that the Company will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of the Company, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to Shareholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but unissued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All of the outstanding Shares of the Company are fully paid and non assessable.

ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article Seven of the Company's Amended and Restated Articles of Incorporation provide for the indemnification of Directors in that Directors of this Corporation shall not be personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless the director breached or failed to perform his duties as Director. Such indemnification is available to any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a Director, officer, employee or agent of the corporation or is or was serving at the request of the corporation.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 13. SEE ATTACHED FINANCIAL STATEMENTS

ITEM 14 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has never had any disagreements with its accountants.

ITEM 15-FINANCIAL STATEMENTS AND EXHIBITS

INDEX TO FINANCIAL STATEMENTS

         Independent Auditor's Report
         Balance Sheet
         Statement of Shareholders' Equity
         Statement of Operations
         Statement of Cash Flows
         Notes to Financial Statements

INDEX TO EXHIBITS

         3  (i) Articles of Incorporation, as amended

         3 (ii) By-Laws

         10 (i) Technology Transfer Agreement and Agreement for Future Formulas dated April 28, 1998.

         23.1   Independent Auditor's Consent

         27     Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   DR. ABRAVANEL'S FORMULAS, INC
                                           (Registrant)

                                   By: /s/Elliot Abravanel, M.D.
                                       ----------------------------------------
                                       Elliot Abravanel

                                   Date: December 10, 1998

                         Dr. Abravanel's Formulas, Inc.
                          (A Development Stage Company)

                          Independent Auditor's Report
                      For the Period Ended August 31, 1998

                                BALMER AND NELSON
                           CERTIFIED PUBUC ACCOUNTANTS
                                   P.O. BOX 360
                               FAIRFIELD IOWA 52556
                                  515-472-4773

                          INDEPENDENT AUDITOR'S REPORT

Dr. Abravanel's Formulas, Inc.
(A Development Stage Company)
Los Angeles, CA

We have audited the accompanying balance sheet of Dr. Abravanel's Formulas, Inc. (a development stage company) as of August 31, 1998, and the related statements of shareholders' equity, operations and cash flows for the period from April 28, 1998 (period of inception) to August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dr. Abravanel's Formulas, Inc. (a development stage company) as of August 31, 1998 and the results of its operations and its cash flows for the period April 28, 1998 (period of inception) through August 31, 1998 in conformity with generally accepted accounting principles.

/s/ Balmer and Nelson
-----------------------------
Balmer and Nelson
Certified Public Accountants

March 1, 1997


                         Dr. Abravanel's Formulas, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                 August 31, 1998

                                     ASSETS

Current Assets
      Cash                                                          $  117,848
      Subscriptions receivable - common stock                            1,500
      Inventory (note 1)                                                 3,348
                                                                    ----------
Total current assets                                                $  122,696

Deferred taxes, net (note 4)                                            14,443
                                                                    ----------
Total assets                                                        $  137,139
                                                                    ==========
                      LIABILITIES AND SHAREHOLDERS' EQUITY

    Current Liabilities
      Accounts payable (note 5)                                     $   12,111
      Contract payable (notes 2 and 5)                                  50,000
                                                                    ----------
    Total liabilities                                                   62,111

Shareholders' equity (note 3)
      Common stock, $.001 par, authorized 40,000,000
        shares; 12,775,728 shares issued and
        outstanding                                                     12,776
      Common stock subscribed                                            1,500
      Additional paid-in capital - common stock                        115,083
      Preferred stock, $.001 par, authorized 10,000,000
        shares; 0 shares issued and outstanding                              0
      Deficit accumulated during the development stage                 (54,331)
                                                                    ----------
Total shareholders' equity                                              75,028
                                                                    ----------
Total liabilities and shareholders' equity                          $  137,139
                                                                    ==========


                 See accompanying notes to financial statements.

                         Dr. Abravnel's Formulas, Inc.
                         (A Development Stage Company)
                        Statement of Shareholders' Equity
                 For the Four Month Period Ended August 31, 1998
        and the Period from Inception (April 28, 1998) to August 31, 1998


                                                                              PERIOD FROM
                                                 FOUR MONTH                    INCEPTION
                                                PERIOD ENDED              (APRIL 28, 1998) TO
                                               AUQUST 31, 1998              AUGUST 31, 1998
                                               ---------------            --------------------
Beginning balance                              $            _             $                  _

Issuance of common stock:
 10,000,000 shares on 4/28/98                          10,000                           10,000
  (issued as partial consideration
  for product formulas. Valued at
   stock par value)
   25,000 shares on 6/15/98                               250                              250
   53,500 shares on 6/15/98                             7,680                            7,680
   100,000 shares on 7/10/98                           14,355                           14,355
   10,000 shares on 7/16/98                               100                              100
   40,000 shares on 7/16/98                             5,742                            5,742
   135,000 shares on 7/23/98                            1,350                            1,350
   233,461 shares on 7/23/98                           33,522                           33,522
   27,000 shares on 7/30/98                               270                              270
   33,500 shares on 7/30/98                             4,807                            4,807
   25,000 shares on 8/18/98                               250                              250
   81,667 shares on 8/18/98                            11,724                           11,724
   750,000 shares on 8/20/98                              750                              750
   60,600 shares on 8/21/98                             8,699                            8,699
   100,000 shares on 8/21/98                            1,000                            1,000
   137,500 shares on 8/25/98                            1,375                            1,375
   173,000 shares on 8/25/98                           24,835                           24,835
   750,000 shares on 8/26/98                              750                              750
   40,000 shares on 8/31/98                               400                              400
Common stock subscribed (10,000 shares)                 1,500                            1,500
Net loss                                              (54,331)                         (54,331)
                                                   ----------                         --------
Balance at August 31, 1998                         $   75,028                        $  75,028
                                                   ==========                        =========

See accompanying notes to financial statements.


                         Dr. Abravanel's Formulas, Inc.
                         (A Development Stage Company)
                             Statement of Operation
                        For the Four Month Period Ended
                 August 31, 1998 and the Period from Inception
                      (April, 28, 1998) to August 31, 1998

                                               FOUR MONTH           PERIOD FROM INCEPTION
                                              PERIOD ENDED           (APRIL 28, 1998) TO
                                             AUGUST 31, 1998            AUGUST 31, 1998
                                            -----------------       ----------------------
Sales                                            $        _                $          _
Cost of sales                                             -                           _
                                                   ---------                  ---------
Gross profit                                              _                           _
                                                   ---------                  ---------
Costs and expenses:
   General and administrative                          8,774                      8,774
   Product development                                60,000                     60,000
                                                   ---------                  ---------
Total costs and expenses                              68,774                     68,774
                                                   ---------                  ---------
Net loss before income taxes                         (68,774)                   (68,774)
Income tax benefit attributable
   to continuing operations (note 4)                  14,443                     14,443
                                                   ---------                  ---------
Net loss                                           $ (54,331)                 $ (54,331)
                                                   =========                  =========
Net loss before income taxes per
   share (note 1)                                  $    (.01)                 $    (.01)
Net loss per share (note 1)                        $    (.01)                 $    (.01)

Weighted average common shares
(in thousands) (note 1)                               10,374                     10,374
                                                   =========                  =========

See accompanying notes to financial statements.



                         Dr. Abravanel's Formulas, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                 For the Four Month Period Ended August 31, 1998
       and the Period from Inception (April, 28, 1998) to August 31, 1998

Supplemental cash flow disclosures;
   Interest paid                                             $   0        $   0
                                                             =====        =====
   Income taxes paid                                         $   0        $   0
                                                             =====        =====
   Non cash transactions:
    On April 28, 1998, 10,000,000 shares of common stock were issued as payment for product formulas valued at $10,000.


See accompanying notes to financial statements.

                         Dr. Abravanel's Formulas, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                     Four Month Period Ended August 31, 1998
        and the Period from Inception (April 28, 1998) to August 31, 1998

                                                                             PERIOD FROM
                                                         FOUR MONTH           INCEPTION
                                                        PERIOD ENDED       (APRIL 28, 1998
                                                       AUQUST 31, 1998      AUQUST 31, 1998
                                                       ---------------      ---------------
Cash flow from operating activities
   Net loss                                            $     (54,331)       $    (54,331)

   Adjustments to reconcile net
     income to net cash used in
     operating activities:
      Expenses paid with stock issue                          10,000              10,000
      Increase in deferred taxes                             (14,443)            (14,443)
   Changes in assets and liabilities:
      Inventory                                               (3,348)             (3,348)
      Accounts payable                                        12,111              12,111
      Contract payable                                        50,000              50,000
                                                       ---------------      ---------------
Net cash used by operations                                      (11)                (11)

Cash flows from financing activities
   Issuance of common stock                                  117,859             117,859
                                                       ---------------      ---------------
Net increase in cash                                         117,848             117,848

Cash at beginning of period                                        -                   -
                                                       ---------------      ---------------
Cash at end of period                                      $ 117,848           $ 117,848
                                                       ===============      ===============

    See accompanying notes to financial statements.

                         Dr. Abravanel's Formulas, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

Note 1 - Nature of business and summary of significant accounting policies

NATURE OF BUSINESS - Dr. Abravanel's Formulas, Inc. was incorporated on April 28, 1998 in the state of Nevada. The Company was formed as a nutritional supplement development and marketing corporation. The Company has developed products specifically for the reduction or elimination of cravings in people.

As a development stage company, management's efforts have been in product development and marketing strategies.

INVENTORIES - Inventories, which at August 31, 1998, consisted primarily of production supplies, are stated at the lower of cost or market determined on the first-in, first-out (fifo) basis.

INTANGIBLES - Start-up costs, research and development costs and formula costs are charged to expense in the period incurred.

INCOME TAXES - The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

PER SHARE INFORMATION - Per share information has been computed using the weighted average number of common shares outstanding during the period.

Note 2 - Contract payable

Effective on April 28, 1998, the Company entered into an agreement to purchase specific existing nutritional formulations as well as the non-exclusive use of formulas to be developed in the future.

In exchange for the formulas the Company agreed to give 10,000,000 shares of common stock, with a par value of $10,000, and $50,000 in cash. The stock was issued on April 28, 1998, and the cash is to be paid in two installments:
$30,000 on or before September 15, 1998, and $20,000 on or after September 15, 1998, at a time which is at the discretion of the Company's board of directors.

Note 3 - Shareholders' equity

VOTING RIGHTS AND POWERS - Common stock shall be entitled to cast thereon one
(1) vote in person or by proxy for each share of the common stock standing in his name.

DIVIDENDS AND DISTRIBUTIONS -

a) Cash dividends - subject to the rights of holders of preferred stock, holders of common stock shall be entitled to receive such cash dividends as may be declared thereon by the board of directors from time to time out of assets or funds of the Corporation legally, available therefor;

b) Other dividends and distributions - The board of directors may issue shares of the common stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the common stock;

c) Other rights - Except as otherwise required by the Nevada Revised Statutes and as may otherwise be provided in these Amended Articles of Incorporation, each share of the common stock shall have identical powers, preferences and rights, including rights in liquidation;

PREFERRED STOCK - The powers, preferences, rights, qualifications, terms, limitations and restrictions pertaining to the preferred stock, or any series thereof, shall be such as may be fixed, from time to time, by the board of directors in its sole discretion, authority to do so being hereby expressly vested in bush board.

TRANSFER RESTRICTIONS - No sale, offer to sell, or transfer of any common stock issued shall be made unless a registration statement under the Federal Securities Act of 1933, as amended with respect to such shares is then in effect or an exemption from the registration requirements of said act is then in fact applicable to said shares. In addition, all common stock issued at $.01 (500,000 shares) may not be sold, offered for sale, or transferred unless approved and authorized in writing by the Company's board of directors.

Note 4 - Income taxes

At August 31, 1998 the Company has available net operating loss carryforwards of approximately $69,000. These carryforwards will expire in the year 2013. At August 31, 1998, the Company recognized a deferred tax asset amounting to $14,443 from its loss carryovers.


    Total deferred tax assets                          $14,443
    (from net operating loss carryovers)
    Less valuation allowance                                 _
                                                       -------
    Deferred tax assets, net                           $14,443
                                                       =======
    Total deferred tax liabilities                     $     _
                                                       =======

                                        DEFERRED                             DEFERRED
                                          TAX             VALUATION             TAX
                                         ASSETS           ALLOWANCE         ASSETS (NET)
                                        ---------         ----------        ------------
Beginning balance                       $       -         $        -        $          -

Current tax (expense) benefit              14,443                  -              14,443
Current adjustment in valuation
    allowance                                   -                  -                    -
                                        ---------         ----------        ------------
Balance at August 31, 1998              $  14,443          $       -        $     14,443
                                        =========         ==========        ============

 Statutory tax on pre-tax income from continuing
   operations                                                               $          -
Deferred tax expense or (benefit)                                                 14,443
Current adjustment in valuation allowance                                              -
                                                                            ------------
Income tax expense (benefit) attributable
    to continuing operations                                                $    (14,443)
                                                                            ============

Note 5 - Related party transactions

On April 28, 1998 the Company purchased certain nutritional formulations from Elliot D. Abravanel, MD and Mark Delott, the only officers and directors of the Company for $50,000 and 10,000,000 shares of common stock.

At August 31, 1998, the Company owed $12,111 to Mark Delott as reimbursements for Company expenses.

Note 6 - Contingencies

The Company is dependent on Dr. Elliot Abravanel for the development and marketing of the Company's product line.

At August 31, 1998, the Company has cash deposits in excess of federally insured limits with the Sanwa Bank of Alhambra, California. Deposits at the bank totaled $117,848 at August 31, 1998.

Note 7 - Private placement memorandum

On July 9, 1998 the Company issued an offering memorandum in order to raise a maximum of $225,000 in capital. A maximum of 1,500,000 shares of common stock are to be sold at $.15 per share. As of August 31, 1998, 765,728 shares have been issued and an additional 10,000 shares subscribed through the offering. Since the minimum of $100,000 has been raised, the Company will close the offering on September 30, 1998.

Subsequent to August 31, 1998, an additional 12,500 shares have been issued at $.15 per share and 43,125 shares have been issued at $.20 per share.

                                 EXHIBIT INDEX

EXHIBIT            DESCRIPTION
-------            ------------
 3 (i)             Articles of Incorporation, as Amended
 3 (ii)            By-Laws
10 (i)             Technology Transfer Agreement and Agreement
                   for Future Formulas dated April 28, 1998.
23.1               Independent Auditor's Consent
27                 Financial Data Schedule